Highlights

Asset Optimization

^During the third quarter, 16 gross (11.7 net) wells were drilled with a 100% success rate. Significant additional capital was expended to bring recent drilling in the Trust’s all-weather access areas to production, including the construction of a new gas processing facility.

^Capital expenditures of $23.4 million included $4.7 million in Crown land purchases and $1.7 million in seismic to build the prospect inventory.

^ PET plans to spend up to $15 million on exploration and development in the fourth quarter of 2006, including the drilling of up to nine additional wells.

^ Planning for the 2007 winter capital program is well underway. A $115 million capital program is approved for 2007 which includes $80 million of capital expenditures forecast to be spent in the first quarter.

Accretive Acquisitions

^ PET completed an internal restructuring in order to facilitate the development of certain minor assets south of its Athabasca core area. Assets in the Radway/Abee area, producing approximately 1.4 MMcf/d, were transferred to a private company, Severo Energy Corp. (“Severo” or the “Corporation”).

^Severo raised $2 million through a private placement in return for a 6% interest in the Corporation, the remaining 94% of Severo is owned by PET.

Maximize Cash Flow

^Cash flow for the third quarter of 2006 measured $60.8 million as compared to $74.7 million for the third quarter of 2005. Revenue was adversely affected by lower natural gas prices which have developed as a result of the significant surplus of natural gas in North American gas storage.

^ Average production of 154.6 MMcf/d was recorded for third quarter as compared to 159.4 MMcf/d in the same period in 2005 and 162.9 MMcf/d in the second quarter of 2006. Third quarter 2006 average daily actual and Deemed production was 175.1 MMcf/d.

^Significant financial hedging and physical forward sales contracts mitigated the negative effect of relatively weak natural gas prices on third quarter 2006 cash flow. Realized natural gas prices decreased by nine percent for the quarter to $7.36 per Mcf from $8.11 per Mcf in 2005 as compared to a 32 percent decrease in the Alberta Gas Reference Price for the same period.

^Further price management is in place for the remainder of 2006, winter 2007, summer 2007 and winter 2007/2008. For the period from October 1, 2006 to March 31, 2007, the weighted average price on unsettled financial hedges and physical forward sales contracts for an average of 80,000 GJ/d is $8.52 per GJ at AECO Hub.

Balance Sheet

^During the third quarter, PET’s industry-leading Dividend Reinvestment and Optional Cash Purchase Plan further contributed $10.4 million to PET’s relatively conservative leverage position.

^The Trust’s borrowing base has been re-established at $310 million with net bank debt of $234 million at September 30, 2006.

Maximize Distributions and Unitholder Value

^Distributions for the third quarter of 2006 totaled $0.60 per Trust Unit.

^ In July 2006, PET adjusted its distribution to $0.20 per Trust Unit to enhance sustainability and continue capital programs on weak near-term gas prices, thereby focusing on Unitholder value.

Canada’s leading 100% natural gas royalty trust.

PARAMOUNT ENERGY TRUST (“PET” or “the Trust”) is a natural gas focused Canadian energy royalty trust which commenced operations in February 2003.

PET was formed with the vast majority of the shallow natural gas properties in northeast Alberta discovered and developed by Paramount Resources Ltd.

The characteristics of those assets are well suited to a trust; predictable production performance, high field netbacks, an extensive opportunity inventory, a history of low cost production additions, high working interest, operatorship and strategic infrastructure ownership.

We have substantially increased production and reserves through a series of property acquisitions which added geographic diversification, while maintaining the key characteristics of our shallow gas asset base. As operators of 90 percent of our asset base, we are hands-on managers of our capital programs, operating costs, production and gas marketing. All of our efforts are directed to maximizing returns to Unitholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three and nine months ended September 30, 2006 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2006 and 2005 as well as the Trust’s audited consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2005 and 2004. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is November 6, 2006.

THIRD QUARTER HIGHLIGHTS

	Three months ended September 30			Nine months ended September 30
($Cdn millions except per Trust Unit, percent and volume data)	2006	2005	% change	2006	2005	% change
Cash flow (1)	$ 60.8	$ 74.7	(19)	$ 178.5	$ 182.0	(2)
Per Trust Unit	$ 0.72	$ 0.95	(24)	$ 2.13	$ 2.50	(15)
Net earnings	$ 19.6	$ 30.3	(35)	$ 49.4	$ 44.0	12
Per Trust Unit	$ 0.23	$ 0.39	(41)	$ 0.59	$ 0.60	(2)
Distributions	$ 50.6	$ 54.1	(7)	$ 170.8	$ 146.0	17
Per Trust Unit	$ 0.60	$ 0.68	(12)	$ 2.04	$ 2.00	2
Payout ratio (%) (1)	83.2	72.4	15	95.7	80.2	19
Production (MMcf/d)
Daily average	154.6	159.4	(3)	156.4	143.4	9
Gas over bitumen Deemed Production	20.5	21.5	(5)	21.1	22.7	(7)
Total average daily (actual and Deemed)	175.1	180.9	(3)	177.5	166.1	7

(1)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

OPERATIONS

Production

	Three months ended September 30		Nine months ended September 30
Natural gas production by core area (MMcf/d)	2006	2005	2006	2005
West Side	47.3	51.1	47.1	43.9
East Side	26.3	28.1	27.1	29.3
Athabasca	69.0	74.4	70.9	63.7
Southern	12.0	5.8	11.3	6.5
Total	154.6	159.4	156.4	143.4
Deemed Production	20.5	21.5	21.1	22.7
Total actual and Deemed Production	175.1	180.9	177.5	166.1

Average production measured 154.6 MMcf/d for the three months ended September 30, 2006 as compared to 159.4 MMcf/d in the third quarter of 2005.  Natural declines experienced throughout the last three quarters of 2005 in all northeast Alberta core areas were mitigated by winter drilling, recompletion and production optimization activities in the first quarter of 2006. The increase in production in the Southern core area is due to the acquisition of the AcquireCo assets in February 2006 and the continuing development of those assets through the second and third quarters, offset somewhat by declines in west central and southwest Saskatchewan.  Including the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) decreased three percent to 175.1 MMcf/d from 180.9 MMcf/d in the third quarter of 2005.

Production for the nine months ended September 30, 2006 increased nine percent to 156.4 MMcf/d from 143.4 MMcf/d in the comparative period for 2005 largely as a result of the full effect of the acquisition of assets in northeast Alberta in May 2005 (the “Northeast Alberta Acquisition”), the acquisition of AcquireCo and a successful 2006 winter capital program.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
Capital expenditures ($ thousands)	2006	2005	2006	2005
Exploration and development expenditures (1)	$ 18,735	$ 2,532	$ 103,265	$ 44,616
Undeveloped land acquisitions	4,653	1,350	10,890	3,878
Corporate and producing property acquisitions	1,665	326	93,418	284,949
Dispositions	(1,987)	(4,330)	(16,194)	(5,366)
Other	289	264	811	549
Total capital expenditures	$ 23,355	$ 142	$ 192,190	$ 328,626

(1)

Exploration and development expenditures for the three and nine months ended September 30, 2006 include approximately $1.9 million and $10.8 million, respectively in exploration costs (three and nine months ended September 30, 2005 – nil and $9.6 million, respectively) which have been expensed directly on the Trust’s statement of earnings. Exploration costs include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities. As a result they are included with capital expenditures.

Exploration and development expenditures for the three months ended September 30, 2006 totaled $18.7 million, as compared to $2.5 million in the third quarter of 2005. PET’s drilling activity for the quarter was concentrated on the east central Alberta properties obtained as a result of the AcquireCo purchase and the Trust’s non-operated coal bed methane project at Craigmyle. In total 16 wells (11.7 net) were drilled with a 100 percent net success rate. Capital spending for the current quarter also included $4.7 million in undeveloped land acquisitions and $1.7 million in seismic programs distributed throughout PET’s four core areas, $2.7 million in well tie-ins primarily in east Central Alberta and $2.0 million in recompletion projects in the East Side core area. Drilling and facilities construction on the Severo Assets and inventory building for the winter capital program rounded out capital spending for the quarter.

Dispositions of $2.0 million in the three months ended September 30, 2006 include the minority interest portion of the transfer of natural gas assets to Severo. PET will continue to participate in exploration and development of the Severo Assets through its 94 percent ownership of Severo.

MARKETING

Natural gas prices

	Three months ended September 30		Nine months ended September 30
Natural gas prices ($/Mcf, except percent amounts)	2006	2005	2006	2005
Reference prices
AECO Monthly Index	6.03	8.17	7.19	7.41
AECO Daily Index	5.65	9.38	6.40	7.88
Alberta Gas Reference Price (1)	5.66	8.36	6.64	7.23

Average PET prices
Before financial hedging and physical forward sales (2)	6.04	8.86	6.62	7.74
% Alberta Gas Reference Price (%)	107	106	100	107
Before financial hedging (3)	6.79	8.29	7.19	7.61
% Alberta Gas Reference Price (%)	120	99	108	105
After financial hedging and physical forward sales (“Realized” natural gas price)	7.36	8.11	7.42	7.55
% Alberta Gas Reference Price (%)	130	97	112	104

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for September 2006 is an estimate.

(2)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(3)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

Realized natural gas prices decreased by nine percent for the three months ended September 30, 2006 to $7.36 per Mcf from $8.11 per Mcf in 2005 as compared to a 32 percent decrease in the Alberta Gas Reference Price for the same period. The decline in the Trust’s realized gas price is much less pronounced than the decline in AECO and Alberta Reference prices due to PET’s commodity hedging program. PET’s realized natural gas price was $7.42 per Mcf for the nine months ended September 30, 2006 compared to $7.55 per Mcf for the same period in 2005.

Risk Management

To insure cash flow and distributions against commodity price volatility and to lock in attractive economics on acquisitions, the Trust maintains a balanced gas price risk management portfolio using both financial hedge arrangements and physical forward sales. PET estimates that realized natural gas revenues of $18.8 million for the third quarter of 2006 and $34.2 million for the first nine months of 2006 can be attributed to the Trust’s risk management program.

At September 30, 2006, the Trust had entered into financial and physical forward sales arrangements at AECO as follows:

Financial hedges and physical forward sales contracts at September 30, 2006
Type of Contract	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
		Fixed	Floor	Ceiling
Financial	40,000	$7.05			October 2006
Physical	49,500	$7.05			October 2006
Physical	5,000		$9.00	$12.50	October 2006
Period Total	94,500		$7.15(1)		October 2006
Financial	22,500	$8.85			November 2006 – March 2007
Financial	5,000		$9.00	$10.00	November 2006 – March 2007
Financial	5,000		$9.50	$11.00	November 2006 – March 2007
Physical	27,500	$8.98			November 2006 – March 2007
Physical	5,000		$8.50	$11.00	November 2006 – March 2007
Physical	5,000		$9.00	$10.00	November 2006 – March 2007
Physical	5,000		$9.00	$11.00	November 2006 – March 2007
Period Total	75,000		$8.95(1)		November 2006 – March 2007
Financial	37,500	$8.00			April – October 2007
Physical	40,000	$8.01			April – October 2007
Period Total	77,500		$8.00		April – October 2007
Financial	27,500	$9.56			November 2007 – March 2008
Physical	37,500	$9.69			November 2007 – March 2008
Period Total	65,000		$9.63		November 2007 – March 2008

 (1)  Average price calculated using fixed price and floor price for collars.

In addition, PET has entered into financial contracts to sell forward Canadian dollars for US dollars at a fixed exchange rate in order to mitigate the effect of exchange rate fluctuations on the Trust’s realized natural gas price. Foreign exchange contracts outstanding as at September 30, 2006 are as follows:

Financial foreign exchange contracts at September 30, 2006
Type of Contract	CDN$ sold (monthly)	Fixed FX rate (CDN$/US$)	Term
Financial	$9,000,000	1.1349	October 2006
Financial	$12,000,000	1.1272	November 2006 – March 2007
Financial	$7,000,000	1.1242	April – October 2007
Financial	$11,000,000	1.1195	November 2007 – March 2008

PET continued to supplement its risk management program after the end of the third quarter. Financial and physical natural gas forward sales arrangements at November 2, 2006 are as follows:

Financial hedges and physical forward sales contracts at November 2, 2006
Type of Contract	Volumes at AECO (GJ/d)	Price ($/GJ)			AECO Actual/future index ($/GJ) (2)
		Fixed	Floor	Ceiling		Term
Financial	27,500	$ 8.54	-	-		November 2006 – March 2007
Financial	5,000	-	$ 9.50	$ 11.00		November 2006 – March 2007
Financial	5,000	-	$ 9.00	$ 10.00		November 2006 – March 2007
Physical	27,500	$ 8.98	-	-		November 2006 – March 2007
Physical	5,000	-	$ 9.00	$ 11.00		November 2006 – March 2007
Physical	5,000	-	$ 9.00	$ 10.00		November 2006 – March 2007
Physical	5,000	-	$ 8.50	$ 11.00		November 2006 – March 2007
Period Total	80,000		$ 8.83(1)		$7.46	November 2006 – March 2007
Financial	37,500	$ 8.00	-	-		April – October 2007
Physical	40,000	$ 8.01	-	-		April – October 2007
Period Total	77,500		$ 8.00		$7.29	April – October 2007
Financial	35,000	$ 9.44	-	-		November 2007 – March 2008
Physical	37,500	$ 9.69	-	-		November 2007 – March 2008
Period Total	72,500		$ 9.57		$8.33	November 2007 – March 2008

(1)   Average price calculated using fixed price and floor price for collars.

(2)  AECO monthly index prices have settled for November; future index reflects AECO forward market prices as at        November 2, 2006.

PET has also entered into a financial forward contract to sell 2,500 MMBTU per day of natural gas at NYMEX at a fixed price of US$7.82/MMBTU for the period January 1 to March 31, 2007, and physical forward contracts to sell 5,000 MMBTU per day of natural gas at NYMEX at an average fixed price of US$6.68/MMBTU for the period April 1, 2008 to October 31, 2008.

During the three months ended September 30, 2006 the Trust terminated financial natural gas forward sales contracts totaling 12,500 GJ/d at an average price of $9.30/GJ for the November 2006 – March 2007 period, in exchange for a cash settlement payment of $3.3 million. This amount has been included in cash flow for the period.

During the nine months ended September 30, 2006, the Trust entered into certain physical contracts to purchase natural gas from a third party at fixed prices or price collars that were equivalent to or below the prices on existing physical contracts to sell natural gas to the same third party in order to effectively close out certain of its physical forward sales contracts at a premium. As a result of entering into these purchase contracts the Trust will collect a total of $3.5 million over the terms of the contracts, with $1.8 million being collected in the fourth quarter of 2006 and the remainder being collected in the first three months of 2007. This amount has not been recorded in earnings for the current period nor has it been recorded as an asset on the Trust’s balance sheet but will contribute to future revenues as the offsetting contracts settle over their respective terms.

FINANCIAL RESULTS

Revenue

	Three months ended September 30		Nine months ended September 30
Revenue ($ thousands)	2006	2005	2006	2005
Natural gas revenue, before financial hedging (1)	$ 96,576	$ 121,585	$ 307,071	$ 297,860
Realized gains (losses) on financial instruments (2)	8,149	(2,657)	9,609	(2,352)
Total revenue	$ 104,725	$ 118,928	$ 316,680	$ 295,508

 (1) Includes revenues related to physical forward sales contracts which settled during the period.

 (2) Realized gains (losses) on financial instruments include settled financial forward contracts and options.

Natural gas revenue before financial hedging decreased to $96.6 million for the three months ended September 30, 2006 compared to $121.6 million for the third quarter of 2005 due primarily to lower natural gas prices and a slight decrease in production levels. Realized gains on financial forward contracts totaled $8.1 million for the period, as compared to realized losses of $2.7 million for the three months ended September 30, 2005. The Trust includes realized gains and losses on financial forward contracts in its calculation of realized natural gas prices, after hedging. Natural gas revenue before financial hedging increased to $307.1 million for the nine months ended September 30, 2006 from $297.9 million for the first nine months of 2005, primarily due to higher production levels partially offset by lower natural gas prices.

The Trust recorded unrealized gains on financial instruments of $14.0 million and $29.9 million for the three and nine months ended September 30, 2006 respectively reflecting the change in the fair value of unsettled financial forward contracts during the periods (see “Change in Accounting Policy” in this MD&A).

Cash flow

	Three months ended September 30				Nine months ended September 30
	2006		2005		2006		2005
Cash flow reconciliation	$ millions	$/Mcf	$ millions	$/Mcf	$ millions	$/Mcf	$ millions	$/Mcf
Production (Bcf)	14.2		14.7		42.7		39.2
Revenue (1)	104.7	7.36	118.9	8.11	316.7	7.42	295.5	7.55
Royalties	(14.8)	(1.04)	(22.3)	(1.52)	(52.8)	(1.24)	(54.8)	(1.40)
Operating costs	(19.8)	(1.39)	(15.9)	(1.09)	(62.0)	(1.45)	(47.2)	(1.21)
Transportation costs	(3.0)	(0.21)	(3.9)	(0.26)	(9.4)	(0.22)	(10.1)	(0.26)
Operating netback from production (3)	67.1	4.72	76.8	5.24	192.5	4.51	183.4	4.68
Gas over bitumen royalty adjustments	3.7	0.26	5.7	0.39	14.7	0.34	20.8	0.53
Lease rentals	(0.9)	(0.07)	(1.1)	(0.07)	(2.3)	(0.05)	(2.7)	(0.07)
General and administrative (2)	(3.3)	(0.23)	(2.5)	(0.17)	(11.6)	(0.27)	(8.9)	(0.23)
Interest on bank and other debt	(3.2)	(0.22)	(2.2)	(0.15)	(8.6)	(0.20)	(5.9)	(0.15)
Interest on convertible debentures (2)	(2.6)	(0.18)	(1.9)	(0.13)	(6.1)	(0.14)	(4.4)	(0.11)
Capital taxes	(0.0)	(0.00)	(0.1)	(0.01)	(0.1)	(0.00)	(0.3)	(0.01)
Cash flow (2) (3)	60.8	4.28	74.7	5.10	178.5	4.19	182.0	4.64

(1)   Revenue includes gains and losses on financial instruments

(2)  Excludes non-cash items

(3)   This is a non-GAAP measure; see “Significant accounting policies and non-GAAP measures” in this MD&A.

For the three months ended September 30, 2006, PET’s average royalty rate (royalties as a percentage of revenues including gains and losses on financial instruments) was 14.1 percent compared to 18.8 percent for the same period in 2005. The lower royalty rate is due to PET’s realized natural gas price being significantly higher than the Alberta Gas Reference Price for the current period. Alberta Crown royalties are based on the Alberta Gas Reference Price. The Trust’s royalty rate measured 16.7 percent for the nine months ended September 30, 2006 as compared to 18.5 percent for the first three quarters of 2005.

Operating costs increased to $19.8 million ($1.39 per Mcf) in the three months ended September 30, 2006 from $15.9 million ($1.09 per Mcf) for the same period in 2005. Operating costs for the nine months ended September 30, 2006 totaled $62.0 million or $1.45 per Mcf as compared to $47.2 million or $1.21 per Mcf for the first nine months of 2005. Unit-of-production costs increased 20 percent in 2006 due to higher fixed costs related to the operation of additional plants, additional maintenance and facility modifications required on the Northeast Alberta Acquisition assets and a significant overall increase in the cost of field supplies and services. The increase in unit operating costs for the three months ended September 30, 2006 from 2005 levels is due in part to higher property taxes as a result of operating a larger developed acreage base. The Trust estimates operating costs on a unit-of-production basis of approximately $1.40 per Mcf for 2006.

Transportation costs decreased 19 percent ($0.05 per Mcf) on a unit-of-production basis for the three month period ended September 30, 2006 as a result of the negotiation of natural gas sales contracts directly to end users proximal to the Trust’s production in northeast Alberta, beginning in April 2006. These contracts benefit from reduced gas transportation costs.

Lower realized gas prices and increased operating costs, offset somewhat by lower royalty expense resulted in a $9.7 million decrease in PET’s operating netback to $67.1 million for the three months ended September 30, 2006 from $76.8 million for the three months ended September 30, 2005.

Operating netback reconciliation ($ millions)
Production decrease	(3.5)
Price decrease, including realized gains on financial instruments	(10.6)
Royalty decrease	7.5
Transportation cost decrease	0.8
Operating cost increase	(3.9)
Decrease in net operating income	(9.7)

General and administrative expenses were $3.9 million for the three months ended September 30, 2006 compared to $3.0million for the three months ended September 30, 2005. The increase is due primarily to additional staffing within the Southern core area to enable efficient development of the AcquireCo assets and fees related to Sarbanes Oxley initiatives. For the nine months ended September 30, 2006 general and administrative expenses totaled $13.2 million, an increase of $2.9 million over the comparative period for 2005. The scale of PET’s operations increased significantly with the Northeast Alberta and AcquireCo Acquisitions completed in 2005 and early 2006 and as a result general and administrative expenses have increased. Cash general and administrative expenses on a unit-of-production basis were $0.23 per Mcf for the three months ended September 30, 2006 as compared to $0.17 per Mcf in 2005.

Interest on bank and other debt totaled $3.2 million for the three months ended September 30, 2006 as compared to $2.2 million for the comparable period in 2005. Interest expense has increased primarily as a result of higher average debt levels of $236 million in the third quarter of 2006 as compared to $203 million for the third quarter of 2005 and an increase in short-term interest rates to 5.2% in the third quarter of 2006 as compared to 3.8% in 2005.

Interest on convertible debentures for the three months ended September 30, 2006 increased by $3.1 million compared to the three months ended September 30, 2005 due primarily to the issuance of $100 million of 6.25% convertible unsecured subordinated debentures (the “2006 6.25% Debentures”) in April 2006. Included in interest expense for the third quarter of 2006 is $0.6 million of non-cash expenses related primarily to the amortization of debt issue costs, as compared to $0.3 million for the comparative period in 2005.

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (the “Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  The Department of Energy issued an Information Letter 2004-36 (“IL 2004-36”) which, in conjunction with the Royalty Regulation, sets out the details of the gas over bitumen financial solution.  The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Trust’s net deemed production volume for purposes of the royalty adjustment was 20.5 MMcf/d in the third quarter of 2006. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by 10 percent per year on the anniversary date of the shut-in order.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences. Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of cash flow and are considered distributable income.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells totaling approximately 5 MMcf/d of Deemed Production volume are now considered revenue since they will not be repaid to the Crown. In the second quarter the Trust reclassified $13.7 million from the gas over bitumen liability on the balance sheet into revenues representing all royalty adjustments received to date in respect of the disposed wells.

For the three months ended September 30, 2006 the Trust received $3.7 million in gas over bitumen royalty adjustments, of which $0.4 million was classified as revenue and $3.3 million was recorded on the Trust’s balance sheet, as compared to $5.7 million received in the third quarter of 2005. The decrease was due primarily to lower Alberta Gas Reference Prices in 2006 as compared to 2005, as well as a negative adjustment of $0.6 million received in the current quarter that related to prior periods. This brings cumulative royalty adjustments received to September 30, 2006 to $56.5 million, of which $42.4 million is currently on PET’s balance sheet.

As a result of the variables discussed above, cash flow netbacks decreased 16 percent from $5.10 per Mcf in the third quarter of 2005 to $4.28 per Mcf in the third quarter of 2006, and cash flow decreased by 19 percent to $60.8 million ($0.72 per Trust Unit) for the three months ended September 30, 2006 from $74.7 million ($0.95 per Trust Unit) in the 2005 period. Cash flow for the nine months ended September 30, 2006 totaled $178.5 million ($2.13 per Trust Unit) as compared to $182.0 million ($2.50 per Trust Unit) for the comparative period in 2005. The two percent decrease from 2005 was primarily due to lower netbacks related to lower gas prices and higher operating costs combined with higher interest costs and lower gas over bitumen royalty adjustments for the nine month period.

Earnings

The Trust reported net earnings of $19.6 million ($0.23 per basic and diluted Trust Unit) for the three months ended September 30, 2006 as compared to $30.3 million ($0.39 per basic Trust Unit, $0.38 per diluted Trust Unit) for the 2005 period. The decrease from 2005 is primarily a result of lower natural gas prices, higher operating costs and higher depletion and depreciation charges, offset somewhat by $14.0 million in unrealized gains on financial instruments recorded as a result of the change in accounting policy regarding natural gas financial forward contracts (see “Change in Accounting Policy” in this MD&A). Net earnings for the nine months ended September 30, 2006 rose to $49.4 million ($0.59 per basic and diluted Trust Unit) from $44.0 million ($0.60 per basic and diluted Trust Unit) in 2005, as gains on financial instruments and a reclassification of gas over bitumen royalty adjustments into revenues were partially offset by higher operating costs and depletion and depreciation expenses in 2006 as compared to 2005.

Exploration expenses increased to $2.8 million for the three months ended September 30, 2006 from $1.1 million for the third quarter of 2005 primarily due to $1.7 million in seismic expenditures during the 2006 period. The majority of the prior year’s seismic programs were completed and expensed in the first half of 2005.

Depletion, depreciation and accretion (“DD&A”) expense increased from $37.9 million in the third quarter of 2005 to $48.8 million in 2006 due to increased production volumes and an increase in the Trust’s depletion rate. PET’s depletion rate was $3.43 per Mcf in the three months ended September 30, 2006 as compared to $2.59 per Mcf in 2005.  DD&A expense for the nine months ended September 30, 2006 totaled $144.7 million ($3.39 per Mcf), an increase of $37.4 million over the $107.3 million ($2.74 per Mcf) recorded in the first nine months of 2005. The increase in the depletion rate in 2006 as compared to 2005 is primarily due to the cost per Mcf of proved reserves for the AcquireCo and Northeast Alberta Acquisitions as compared to the Trust’s previously-acquired assets.

SUMMARY OF QUARTERLY RESULTS

Three months ended
($ thousands except prices and per Trust Unit amounts)	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005

Natural gas revenues before royalties (1)	$ 96,576	$ 97,856	$ 112,639	$ 129,233
Cash flow (2)	$ 60,770	$ 56,605	$ 61,112	$ 78,200
Per Trust Unit - basic	$ 0.72	$ 0.68	$ 0.74	$ 0.96
Net earnings	$ 19,619	$ 21,816	$ 7,969	$ 17,899
Per Trust Unit - basic	$ 0.23	$ 0.26	$ 0.10	$ 0.22
- diluted	$ 0.23	$ 0.26	$ 0.10	$ 0.22
Average AECO Daily Index price ($/GJ)	$ 5.36	$ 5.71	$ 7.13	$ 10.72

Three months ended
($ thousands except prices and per Trust Unit amounts)	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004

Natural gas revenues before royalties (1)	$ 121,585	$ 100,328	$ 75,947	$ 79,665
Cash flow (2)	$ 74,726	$ 66,491	$ 40,801	$ 56,521
Per Trust Unit - basic	$ 0.95	$ 0.90	$ 0.62	$ 0.87
Net earnings (loss)	$ 30,339	$ 11,433	$ 2,199	$ (29,696)
Per Trust Unit - basic	$ 0.39	$ 0.16	$ 0.03	$ (0.46)
- diluted	$ 0.38	$ 0.15	$ 0.03	$ (0.46)
Average AECO Daily Index price ($/GJ)	$ 8.89	$ 6.99	$ 6.53	$ 6.17

(1)   Excludes realized gains (losses) on financial instruments.

(2)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Natural gas revenues and cash flow trended steadily higher through 2005 as a result of increasing production due primarily to acquisition activity and higher natural gas prices. In 2006 natural gas prices declined significantly from the levels experienced in late 2005 and revenues and cash flows decreased accordingly.

The increased net earnings in the third and fourth quarters of 2005 compared to previous quarters are due to higher natural gas revenues, offset somewhat by higher royalties and DD&A expenses as compared to prior quarters. Earnings have remained strong in 2006 despite lower cash flows as a result of unrealized gains on financial instruments and the reclassification of certain gas over bitumen royalty adjustments into earnings. The net loss in the fourth quarter of 2004 was a result of an after-tax write-down of property and equipment of $39 million pertaining primarily to PET’s Saskatchewan properties.

LIQUIDITY AND CAPITAL RESOURCES

Net debt ($ thousands except per Trust Unit and percent amounts)	September 30, 2006	December 31, 2005
Bank and other debt	222,243	168,106
Convertible debentures	157,265	64,888
Working capital deficiency (surplus) (2)	11,771	(1,131)
Net debt	391,279	231,863
Trust Units outstanding (thousands)	84,507	82,482
Market price at end of period ($/Trust Unit)	16.15	22.17
Market value of Trust Units	1,364,788	1,828,626
Total capitalization (1)	1,756,067	2,060,489
Net debt as a percentage of total capitalization (%)	22.3	11.3
Cash flow for the period (1)	60,770	260,218
Annualized cash flow (1)	243,080	260,218
Net debt to annualized cash flow ratio (times) (1)	1.6	0.9

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities.

PET has a demand credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility expires on May 29, 2007 if not extended.   Pursuant to the terms of the credit agreement, the Trust expects to request that the facility be extended for 364 days and anticipates that this request will be granted. The Trust’s lenders reconfirmed the borrowing base under its credit facility at $310 million for a further six months as at October 1, 2006. The facility consists of a demand loan of $300 million and a working capital facility of $10 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt increased to $222.2 million at September 30, 2006, as compared to $168.1 million at December 31, 2005 as a result of expenditures related to the Trust’s capital programs, offset somewhat by proceeds received through the Trust’s DRIP program and cash flows in excess of distributions during the year. In addition to amounts outstanding under the credit facility PET has outstanding letters of credit in the amount of $3.9 million.

At September 30, 2006 PET had 2006 6.25% Debentures, 2005 6.25% Debentures and 8% Debentures outstanding as follows:

Convertible debentures series	2006 – 6.25%	2005 – 6.25%	8%
Principal outstanding ($ millions)	100.0	55.3	5.9
Maturity date	April 30, 2011	September 30, 2009	June 30, 2010
Conversion price ($ per Trust Unit)	23.80	19.35	14.20
Fair market value ($ millions)	100.0	56.1	6.5

Fair values of debentures are calculated by multiplying the number of debentures outstanding at September 30, 2006 by the quoted market price per debenture at that date. During the third quarter $0.5 million of the 8% Debentures were converted into 36,000 Trust Units.

Net debt to annualized cash flow rose to 1.6 times for the quarter ended September 30, 2006 from 0.9 times for the year ended December 31, 2005. The increase in net debt is largely a function of the acquisition of AcquireCo in February 2006 and the Trust’s significant capital program. Approximately 80 to 85 percent of the Trust’s annual exploration and development expenditures are have historically been incurred in the first half of the year.

Cumulative distributions for the third quarter of 2006 totaled $0.60 per Trust Unit consisting of $0.20 per Trust Unit paid on August 15, September 15 and October 16. The Trust’s payout ratio, which is the ratio of distributions to cash flow, was 83.2 percent in the current quarter as compared to 72.4 percent for the third quarter of 2005. PET’s distributions are less than cash flow as the Trust retains a portion of its cash flow to finance capital expenditures and debt repayments. As a result of continued weakness in natural gas prices, PET reduced its monthly distribution to $0.20 per Trust Unit effective with the July distribution paid on August 15, 2006. The payout ratio in future periods will largely be determined by natural gas prices and production levels.

Through the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) $10.4 million was invested by Unitholders during the three months ended September 30, 2006 and a total of 575,000 Trust Units were issued at an average price of $18.04 per Trust Unit. For the nine months ended September 30, 2006 $27.5 million was invested in the DRIP plan and 1,493,000 Trust Units were issued at an average price of $18.45 per Trust Unit.

PET anticipates that distributions and capital expenditures for the remainder of 2006 and 2007 will be funded by cash flow; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions.

2006 OUTLOOK AND SENSITIVITIES

The Trust’s current hedging and physical forward sales portfolio has significantly reduced PET’s exposure to downside in natural gas prices.  The following table reflects PET’s projected realized gas price, monthly cash flow and payout ratio at the current monthly distribution of $0.20 per Trust Unit, for the remaining three months of 2006 at certain AECO natural gas price levels and incorporating all of the Trust’s current financial hedges and physical forward sales contracts.

	Average AECO Monthly Index Gas Price October to December 2006 ($/GJ)
Cash flow sensitivity analysis	$6.00	$7.00	$8.00
Realized gas price (1) ($/Mcf)	7.65	8.16	8.67
Cash flow (2) ($million/month)	19.8	21.5	23.2
Per Trust Unit ($/Unit/month)	0.234	0.254	0.274
Payout ratio (2) (%)	85	79	73
Ending total net debt ($million)	393	388	383
Ending total net debt to cash flow ratio (3) (times)	1.7	1.6	1.6

(1)  PET’s weighted average forward price on an average of 81,500 GJ/d for the period from October 1 to

     December 31, 2006 is $8.24/GJ using fixed prices and floor prices for collars.

(2)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(3)  Calculated as ending total net debt (including convertible debentures) divided by estimated 2006 annual cash flow.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells are expensed rather than capitalized in the year incurred.  However, to make reported cash flow in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities.

Cash flow

Management uses funds flow from operations before changes in non-cash working capital (“cash flow”), cash flow per Trust Unit and annualized cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Cash flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

Cash flow GAAP reconciliation	Three months ended September 30		Nine months ended September 30
($ thousands except per Trust Unit amounts)	2006	2005	2006	2005
Cash flow provided by operating activities	55,194	78,954	171,888	165,859
Exploration costs (1)	1,874	-	10,800	9,608
Expenditures on asset retirement obligations	170	-	2,623	-
Changes in non-cash operating working capital	3,532	(4,228)	(6,824)	6,551
Cash flow	60,770	74,726	178,487	182,018
Cash flow per Trust Unit (2)	$ 0.72	$ 0.95	$ 2.13	$ 2.50

(1)  Certain exploration costs are added back to cash flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to cash flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

(2)  Based on weighted average Trust Units outstanding for the period.

Payout ratio

Payout ratio refers to distributions measured as a percentage of cash flow for the period and is used by management to analyze cash flow available for development and acquisition opportunities as well as overall sustainability of distributions. Cash flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and cash flow netbacks

Operating and cash flow netbacks are used by management to analyze margin and cash flow on each Mcf of natural gas production. Operating and cash flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and cash flow netbacks should not be viewed as an alternative to cash flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Unitholders’ equity before distributions and cumulative distributions since inception

Unitholders’ equity before distributions and cumulative distributions since inception are used by management to compare total equity before any reduction for distributions from period to period. Unitholders’ equity before distributions and cumulative distributions since inception do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Unitholders’ equity before distributions and cumulative distributions since inception should not be viewed as alternatives to Unitholders’ equity or other measures calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s cash flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2006 PET prospectively applied fair value accounting for all financial forward natural gas contracts. The Trust formerly accounted for financial forward natural gas contracts using hedge accounting as described in CICA Accounting Guideline 13 – Hedging Relationships. Accordingly, the fair values of these financial instruments as at January 1, 2006 were recorded on the Trust’s balance sheet and are amortized into earnings over the contractual life of the associated instrument. Changes in fair value of these financial instruments from January 1, 2006 to September 30, 2006, as well as changes in fair values of other financial forward natural gas and foreign exchange contracts as at September 30 were included in net earnings for the nine month period. The combination of the change in fair value during the nine month period ended September 30, 2006 and amortization of the fair values recorded at January 1, 2006 was an unrealized gain on financial instruments of $29.9 million (three months ended September 30, 2006 – unrealized gain of $14.0 million). Tabular reconciliations of unrealized gains on financial instruments recorded in the statement of earnings and related balance sheet amounts are included in Note 12 to the consolidated financial statements as at and for the three and nine months ended September 30, 2006.

As the change in accounting policy was applied prospectively there is no related impact on earnings for periods related to 2005 and earlier.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates employed by PET in the preparation of its consolidated financial statements are discussed in the MD&A for the year ended December 31, 2005. In addition, the following critical accounting estimate was used in the consolidated financial statements for the three and nine months ended September 30, 2006.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair values, as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions, including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.  The Trust’s financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors.

Gas over bitumen issue

On January 24, 2006, the Alberta Energy and Utilities Board (“AEUB”) invited members in industry to a meeting to discuss its intent to commence a process with respect to bitumen conservation policies in the Cold Lake and Peace River Oil Sands Areas of Alberta.  PET has current production of approximately 5.8 MMcf/d from the Bluesky-Gething formations in the portions of the Panny and Darwin fields which are located within the Peace River Oil Sands Area. Industry comment was solicited prior to February 14, 2006.  On June 9, 2006, the AEUB announced that it will hold a hearing commencing October 31, 2006 to hear two applications concerning the Clearwater Formation in the Cold Lake Area.  PET has no production that will be directly affected by the upcoming hearing in Cold Lake.  At this time, the AEUB will not proceed with a hearing concerning the Peace River Oil Sands Area.  Gas production from these zones may be identified in the future as posing a potential concern with respect to communication with potentially recoverable bitumen resources.  The Government of Alberta has not made comment as to whether the Gas over Bitumen Royalty Adjustment applied to shut-in gas in the Wabiskaw-McMurray in the Athabasca Oil Sands Area would apply to other regions.

While we have no significant additional production recommended for shut-in by any party or the AEUB at this time and royalty adjustments are being received for production currently shut-in, we cannot ensure that additional production will not be shut-in in the future or that we will be able to negotiate adequate compensation for having to shut-in any such production.  This could have a material adverse effect on the amount of income available for distribution to Unitholders.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2005.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•

the quantity and recoverability of PET’s reserves;

•

the timing and amount of future production;

•

prices for natural gas produced;

•

operating and other costs;

•

business strategies and plans of management;

•

supply and demand for natural gas;

•

expectations regarding PET’s access to  capital to fund its acquisition, exploration and development activities;

•

the disposition swap, farm in, farm out or investment in certain exploration properties using third party resources;

•

the use of exploration and development activity and acquisitions to replace and add to reserves;

•

the impact of changes in natural gas prices on cash flow after hedging;

•

drilling, completion, facilities and construction plans;

•

the existence, operations and strategy of the commodity price risk management program;

•

the approximate and maximum amount of forward sales and hedging to be employed;

•

the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

•

the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers;

•

PET’s treatment under governmental regulatory regimes;

•

the goal to sustain or grow production and reserves through prudent asset management and acquisitions;

•

the emergence of accretive growth opportunities; and

•

PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

•

volatility in market prices for natural gas;

•

risks inherent in PET’s operations;

•

uncertainties associated with estimating reserves;

•

competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and process problems;

•

general economic conditions in Canada, the United States and globally;

•

industry conditions including fluctuations in the price of natural gas;

•

royalties payable in respect of PET’s production;

•

governmental regulation of the oil and gas industry, including environmental regulation;

•

fluctuation in foreign exchange or interest rates;

•

unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•

stock market volatility and market valuations; and

•

the need to obtain required approvals from regulatory authorities.

The above list of risk factors is not exhaustive.

Additional information on PET, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.